UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding continuing connected transactions of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on November 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: November 2, 2021

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CONTINUING CONNECTED TRANSACTIONS
REVISION OF THE ANNUAL CAP OF THE TRANSACTION FOR
PURCHASE OF FUEL AND TRANSPORTATION SERVICES

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 4 to 13 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 14 to 15 of this circular. A letter from Gram Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 16 to 25 of this circular.

A notice convening the EGM to be held at 9:00 a.m. on 16 November 2021 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

1 November 2021

CONTENTS

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“Annual Cap”	the annual cap in relation to the purchase of fuel and transportation services contemplated under the Huaneng Group Framework Agreement

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”, “HPI”	Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“EGM” or “Extraordinary General Meeting”	the 2021 first extraordinary general meeting of the Company to be held at 9:00 a.m. on 16 November 2021 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (among other things) the proposal regarding the increase of the Annual Cap of the continuing connected transactions for 2021 between the Company and Huaneng Group;

“Gram Capital”, “Independent Financial Adviser”	Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement;

DEFINITIONS

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Group”	China Huaneng Group Co., Ltd.;

“Huaneng Group Framework Agreement”	the “framework agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd.” entered into between the Company and Huaneng Group on 5 November 2020;

“Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement comprising Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xia Qing, the independent non-executive Directors of the Company;

“Independent Shareholders”	Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement;

“Latest Practicable Date”	26 October 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

DEFINITIONS

“Notice of EGM”	the notice for convening the EGM dated 29 September 2021, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Hong Kong Stock Exchange (www.hkexnews.hk);

“PRC”, “China”	The People’s Republic of China;

“Pro-Power Investment”	Pro-Power Investment Limited;

“RMB”	Renminbi, the lawful currency of the PRC;

“SSE Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Shareholder(s)”	the shareholder(s) of the Company;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules; and

“Supplemental Agreement to Huaneng Group Framework Agreement”	the “Supplemental Agreement to Huaneng Framework Agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd.” entered into between the Company and Huaneng Group on 28 September 2021.

LETTER FROM THE BOARD

Executive Directors: Zhao Keyu Zhao Ping Non-executive Directors: Huang Jian Wang Kui Lu Fei Teng Yu Mi Dabin Cheng Heng Li Haifeng Lin Chong	Registered Address: Huaneng Building 6 Fuxingmennei Street Xicheng District Beijing 100031 PRC
Independent Non-executive Director: Xu Mengzhou Liu Jizhen Xu Haifeng Zhang Xianzhi Xia Qing
1 November 2021

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
REVISION OF THE ANNUAL CAP OF THE TRANSACTION FOR

PURCHASE OF FUEL AND TRANSPORTATION SERVICES

1.	INTRODUCTION

The purpose of this circular is:

(1)	to provide you with further information in relation to the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement;

LETTER FROM THE BOARD

(2)	to set out the letter of advice relating to the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement from Gram Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Gram Capital; and

(3)	to seek your approval of the ordinary resolution in relation to the proposal regarding the increase of the Annual Cap of the continuing connected transactions for 2021 between the Company and Huaneng Group set out in the Notice of the EGM.

Independent Shareholders are advised to read this circular carefully regarding the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement before making their decision as regards voting.

2.	BACKGROUND

On 5 November 2020, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group for regulating, in 2021, the operation of the continuing connected transactions regarding (1) purchase of ancillary equipment and parts; (2) purchase of fuel and transportation services; (3) leasing of facilities, land and office spaces; (4) technical services, engineering contracting services and other services; (5) accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (6) sale of products; (7) purchase of electricity; (8) sale of heat; and (9) trust loans and entrusted loans between the Company and its associates and Huaneng Group (and its subsidiaries and associates). Please refer to the Company’s announcement dated 6 November 2020 and the circular dated 7 December 2020 for details.

In 2021, domestic and foreign coal prices have risen sharply, and maritime transportation capacity has been tight, and the Company’s coal purchase and transportation costs have increased significantly. At the same time, the demand for electricity nation-wide has grown rapidly, driving the power generation and coal consumption to increase significantly year-on-year. Against such background, in the first half of 2021, the actual amount regarding the Company’s continuing connected transactions in the “purchase of fuel and transportation services” reached RMB29.1 billion, accounting for 58% of the existing cap amount for the year. From July to August 2021, market coal prices continued to rise sharply. In conjunction with the Company’s procurement needs and on the comprehensive assessment of the coal market conditions, the actual amount of the transaction for the purchase of fuel and transportation services under the Huaneng Group Framework Agreement is expected to far exceed the originally approved cap of RMB50 billion. Based on the coal market conditions and the need for the purchase of coal, in order to meet the Company’s daily operational needs and on conditions that the price given by Huaneng Group is better than the market price and the supply of coal can be secured, the Company and Huaneng Group signed the Supplemental Agreement to Huaneng Group Framework Agreement on 28 September 2021 to increase the estimated transaction amount for the purchase of fuel and transportation services for 2021.

LETTER FROM THE BOARD

3.	SUPPLEMENTAL AGREEMENT TO HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into the Supplemental Agreement to Huaneng Group Framework Agreement on 28 September 2021 with Huaneng Group. Pursuant to the Supplemental Agreement to Huaneng Group Framework Agreement, the transaction amount for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for the period from 1 January 2021 to 31 December 2021 shall be increased from RMB50 billion to RMB85 billion. Apart from this additional agreed matter set out in the Supplemental Agreement to Huaneng Group Framework Agreement, the other terms under the Huaneng Group Framework Agreement shall remain unchanged.

According to the rules of the places where the Company’s shares are listed, the continuing connected transactions regarding purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the revised transaction amount shall be subject to approval at general meeting of the Company, and the connected persons having an interest in the transactions and with voting rights will abstain from voting in the relevant resolution at the general meeting.

4.	REVISION OF THE ANNUAL CAP OF THE TRANSACTION FOR PURCHASE OF FUEL AND TRANSPORTATION SERVICES AND ITS IMPACT ON THE COMPANY

(1)	Sharp rise in the prices of coal and transportation costs

Fuel cost represents the major component of operating expenses of the Company and its subsidiaries and coal is the major raw material of the Company and its subsidiaries for power generation. In 2021, domestic and foreign coal prices have risen sharply. From January to August 2021, the CCTD Qinhuangdao Thermal Coal Comprehensive Price (Q5500K) Index rose from approximately RMB642 per ton to RMB885 per ton, representing an increase of 38%. Maritime transportation capacity has been tight. From January to August 2021, the Baltic Dry Index (BDI) index rose from 1,366 points to 4,001 points, representing an increase of 193%. The Company’s coal purchase and transportation costs have increased significantly along with the market trend.

(2)	Increase in power generation and coal consumption

At the same time, the demand for electricity nation-wide has grown rapidly, driving the power generation and coal consumption to increase significantly year-on-year. From January to August 2021, the electricity consumption nation-wide increased by approximately 13.8% year-on-year. For the first three quarters of 2021, the Company’s total electricity sold within China increased by 17% year-on-year. The increase in electricity sold requires the Company to consume more coal.

Upon review of the comprehensive assessment of the coal market conditions, the actual amount of the transaction for the purchase of fuel and transportation services under the Huaneng Group Framework Agreement is expected to far exceed the originally approved cap of RMB50 billion. Based on the coal market conditions and the need for the purchase of coal, in order to meet the Company’s daily operational needs and on conditions that the price given by Huaneng Group is better than the market price and the supply of coal can be secured, the Company proposes to increase the estimate of the cap of the continuing connected transactions with Huaneng Group for the “purchase of fuel and transportation services” in 2021 from RMB50 billion to RMB85 billion.

LETTER FROM THE BOARD

(3)	Basis of determination of the revised Annual Cap

The proposed Annual Cap has been set by taking into account the following factors:

(a)	In early 2021, the Company and its subsidiaries planned to purchase approximately 179 million tons of coal. However, due to the continuous improvement of the domestic macro economy, the power generation as well as the coal consumption and the transportation demand of the Company have also increased significantly. It is expected that the Company’s power generation will increase for the whole year of 2021. Therefore, it is estimated that the annual volume for the coal purchases will be increased to 200 million tons. The proposed increase in the coal volume shall require an additional transaction amount of RMB17.5 billion.

(b)	The sharp rise in coal prices, and the rise in freight rates will cause the Company’s fuel costs this year to rise significantly compared to the forecast made in early 2021. Based on the existing transaction amount for the purchase of fuel and transportation services of RMB50 billion, and the magnitude of coal price index increase from January to August, the Company expects that it shall require another additional transaction amount of RMB17.5 billion due to the substantial increase in coal purchase price.

The increased cap can enable the Company to continue to make full use of the advantages of Huaneng Group and its subsidiaries and associates to provide the Company with bulk purchase of coal and transportation services at preferential prices, which is conducive to reducing the Company’s operating costs.

The Directors (including the independent non-executive Directors) are of the view that the revised Annual Cap is fair and reasonable and the Supplemental Agreement to Huaneng Group Framework Agreement will be conducted in the ordinary and usual course of business of the Company and its subsidiaries and are in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

(4)	Purchase of coal from Huaneng Group and its subsidiaries and associates

Set out below the amount of the operating fuel costs, the annual cap and the actual transaction amount conducted of the purchase transactions between the Company and its subsidiaries, and Huaneng Group and its subsidiaries and associates for the three years ended 31 December 2020:

	In billion RMB
				For the six
				months
	For the year ended			ended
	31 December	31 December	31 December	30 June
	2018	2019	2020	2021
Operating fuel costs	105.74	97.69	88.97	57.38
Annual cap	35.9	48.9	49.9	50.0
Actual transaction amount	27.44	36.96	39.87	29.1

The Company has all along been striving to maintain a balance of supplier portfolio to minimize supplier concentration risk. Based on the above, the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, when compared with the operating fuel costs, accounted for approximately 25.95%, 37.83% and 44.81% for the three years ended 31 December 2020, respectively. In the first half of 2021, the actual amount regarding the Company’s continuing connected transactions in the “purchase of fuel and transportation services” reached RMB29.1 billion, accounting for 50.71% of the operating fuel cost for the then period.

However, taking into account the factors set out in paragraphs (1) and (2) above and the fact that since September 2021, coal supply is tight and coal prices continue to rise sharply, 2021 has been a typical year when the Company may need to leverage on the strength of Huaneng Group and its subsidiaries and associates for bulk purchase of coal and transportation services. Based on a comprehensive assessment of the operating environment, the ratio of fuel and transportation purchase from Huaneng Group and its subsidiaries and associates for the year 2021 is expected to be a little bit higher than that in first half of 2021.

The Board would like to emphasize that the Company acts in the best interest of the Company and its Shareholders as a whole in formulating the procurement policy. In implementing the purchase transactions, the Company will adhere strictly to the “Measures to Safeguard the Interest of the Independent Shareholders” as set out in paragraph 6 below, so as to maintain fairness of the price and the terms of each of the purchase transactions with Huaneng Group and its subsidiaries and its associates.

(5)	Matters relating to the continuing connected transactions

Under the Huaneng Group Framework Agreement, the price/cost of the purchase of fuel and transportation services shall be agreed and confirmed by both parties, and shall be negotiated and determined based on the prevailing market price and conditions and the principle of fairness (among which, the price/expenses of coal supply and transportation service shall be calculated in RMB/ton and actual weight, respectively). In any event, when a specific transaction occurs, the condition for Huaneng Group including its subsidiaries and associates to sell fuel and transportation services to the Company and its subsidiaries shall be no less favourable than the terms that the Company and its subsidiaries can obtain from independent third parties.

LETTER FROM THE BOARD

The Company and its subsidiaries will sign necessary written agreements with Huaneng Group and its subsidiaries and associates for specific transactions within the scope determined by the Huaneng Group Framework Agreement and the Supplemental Agreement to Huaneng Group Framework Agreement according to the actual situation, and follow the stipulations in the specific agreed method of payment and related prices/expenses.

5.	RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 115,014 MW and equity-based generation capacity of 101,388 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the Latest Practicable Date, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group is a stated-owned central enterprise with operating power industries as its main business, which is under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/ or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

6.	MEASURES TO SAFEGUARD THE INTEREST OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with Independent Third Parties. The relevant arrangements include:

•	for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, port price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com) and Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on port and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large-scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition of coal based on market prices;

•	for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock); and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies; and

LETTER FROM THE BOARD

•	the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

In implementing the control measures mentioned above, the Company has adopted a monitoring and reporting system to regularly monitor each connected transactions with Huaneng Group and its subsidiaries and associates during each contract signing process through the Contract Approval System, to ensure that all the connected transactions are conducted on terms as set out in the Huaneng Group Framework Agreement and the Annual Cap would not be exceeded.

7.	IMPLICATIONS UNDER HONG KONG LISTING RULES

As the applicable percentage ratios relating to the transaction scale of the revised Annual Cap for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the existing Annual Cap amount (i.e. RMB50 billion).

8.	BOARD’S CONFIRMATION

The Board has considered and approved the continuing connected transactions regarding the purchase of fuel and transportation services contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement and the estimate of revised Annual Cap. Pursuant to the SSE Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Board being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the Board resolution relating to the execution of the Supplemental Agreement to Huaneng Group Framework Agreement. The resolution was voted by Directors who are not connected to the transactions.

The Directors (including the independent non-executive Directors) is of the view that the transactions for the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

9.	THE EGM

The Company will convene an extraordinary general meeting on 16 November 2021 to seek approval from Independent Shareholders on (among others) transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement. The resolution proposed at the EGM will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules. Huaneng Group and its associates (holding an aggregate of 7,286,576,866 ordinary shares in the Company, representing approximately 46.42% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting on resolution at the EGM.

Notice of the EGM together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

10.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 14 to 15 of this circular, and which contains their recommendation in respect of the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement.

The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement, and whether such transactions are in the interests of the Company and its Shareholders as a whole is set out on pages 16 to 25 of this circular.

The Independent Board Committee, having taken into account the advice of Gram Capital, considers that the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that such transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the proposal regarding the increase of the Annual Cap of the continuing connected transactions for 2021 between the Company and Huaneng Group at the EGM.

LETTER FROM THE BOARD

The Directors consider that the ordinary resolutions in relation to the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement is in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such resolution to be proposed at the EGM as set out in the Notice of the EGM.

11.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendix to this circular.

Yours faithfully By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office:
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

1 November 2021

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

REVISION OF THE ANNUAL CAP OF THE TRANSACTION FOR

PURCHASE OF FUEL AND TRANSPORTATION SERVICES

We, the Independent Board Committee of Huaneng Power International, Inc. (the “Company”), are advising the Independent Shareholders in connection with the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 1 November 2021, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement constitute continuing connected transactions to the Company. Accordingly, the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Gram Capital set out on pages 16 to 25 of the Circular. We have discussed the letter and the opinion contained therein with Gram Capital.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Gram Capital, as stated in its aforementioned letter, we consider the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement are:

(1)	in the ordinary and usual course of business of the Company;

(2)	on normal commercial terms (on arm’s length basis or on terms no less favourable than those offered to the Company by independent third parties); and

(3)	on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolution regarding the proposal regarding the increase of the Annual Cap of the continuing connected transactions for 2021 between the Company and Huaneng Group in the Notice of the EGM to be proposed at the EGM to be held on 16 November 2021 and thereby approve the transactions regarding the purchase of fuel and transportation services (including the revised Annual Cap) contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement.

Yours faithfully,
Xu Mengzhou, Liu Jizhen, Xu Haifeng, Zhang Xianzhi and Xia Qing
Independent Non-Executive Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transaction for the purpose of inclusion in this circular.

Room 1209, 12/F.
Nan Fung Tower
88 Connaught Road Central/
173 Des Voeux Road Central
Hong Kong

1 November 2021

To: The independent board committee and the independent shareholders of Huaneng Power International, Inc.

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions contemplated under the Supplemental Agreement to Huaneng Group Framework Agreement (the “Transaction”), details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 1 November 2021 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 5 November 2020, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2021 and expiring on 31 December 2021. Pursuant to the Huaneng Group Framework Agreement, the Company will (among other things) purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates (the “Purchase Transactions”).

On 28 September 2021, the Company entered into the Supplemental Agreement to Huaneng Group Framework Agreement with Huaneng Group. Pursuant to the Supplemental Agreement to Huaneng Group Framework Agreement, the transaction amount for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for the period from 1 January 2021 to 31 December 2021 shall be increased from RMB50 billion to RMB85 billion. Apart from this additional agreed matter set out in the Supplemental Agreement to Huaneng Group Framework Agreement, the other terms under the Huaneng Group Framework Agreement shall remain unchanged.

With reference to the Board Letter, the Transaction constitutes continuing connected transactions of the Company and are subject to annual reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

LETTER FROM GRAM CAPITAL

The Independent Board Committee comprising Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xia Qing (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Transaction are fair and reasonable and on normal commercial terms; and (ii) whether the Transaction is conducted in the ordinary and usual course of business of the Group and in the interests of the Company and its Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolutions to approve the Transaction at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

INDEPENDENCE

During the past two years immediately preceding the Latest Practicable Date, Gram Capital was engaged as the independent financial adviser to the Company’s independent board committee and independent shareholders in respect of (i) discloseable and continuing connected transactions (details of which were set out in the Company’s circular dated 2 December 2019); and (ii) continuing connected transactions (details of which were set out in the Company’s circular dated 7 December 2020). Save for the aforesaid engagements, there was no other service provided by Gram Capital to the Company during the past two years immediately preceding the Latest Practicable Date.

Notwithstanding the aforesaid engagements, as at the Latest Practicable Date, we were not aware of any relationships or interests between Gram Capital and the Company, or any other parties that could be reasonably regarded as hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

Having considered the above, in particular (i) none of the circumstances as set out under the Rule 13.84 of the Hong Kong Listing Rules existed as at the Latest Practicable Date; and (ii) the aforesaid past engagements were only independent financial adviser engagements and will not affect our independence to act as the Independent Financial Advisers, we are of the view that we are independent to act as the Independent Financial Adviser.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/arrangement or implied understanding with anyone concerning the Transaction. We consider that we have taken sufficient and necessary steps (such as obtain the Huaneng Group Framework Agreement and the Supplemental Agreement to Huaneng Group Framework Agreement, review the terms of Purchase Transactions and the Transaction, the individual agreements under the Purchase Transactions; and analysis on the Company’s estimated Purchase Transactions figures in relation to the revised annual cap) on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Hong Kong Listing Rules.

LETTER FROM GRAM CAPITAL

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiry, confirm that to the best of their knowledge and belief the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters omitted which would make any statement therein or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Huaneng Group or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Transaction. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of those information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transaction, we have taken into consideration the following principal factors and reasons:

1.	Background of and reasons for the Transaction

Business overview of the Group

With reference to the Board Letter, the Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 115,014MW and equity- based generation capacity of 101,388MW.

LETTER FROM GRAM CAPITAL

Information on Huaneng Group

With reference to the Board Letter, Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Reasons for and benefits of the Transaction

As advised by the Directors, the Company’s main fuel for power generation is coal. The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Upon our further enquiry, the Directors advised us that Huaneng Group has provided fuel and transportation services to the Group for over five years. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Fuel cost represents the major component of operating expenses of the Group and coal is the major raw material of the Group for power generation. According to the Company’s interim report for the six months ended 30 June 2021 (“1H2021”) and annual report for the year ended 31 December 2020 (“FY2020”), fuel cost of the Group amounted to approximately RMB57.38 billion for 1H2021 and approximately RMB88.97 billion for FY2020, accounting for approximately 67.5% and 57.1% of the total operating expenses of the Group for 1H2021 and FY2020 respectively. Thus, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level.

As also confirmed by the Directors, as the Purchase Transactions are entered into in the ordinary and usual course of business of the Group and on a frequent and regular basis, it would be costly and impracticable to make regular disclosure of each of the relevant transactions and obtain the prior approval from the Independent Shareholders, as required by the Hong Kong Listing Rules, if necessary. Accordingly, the Directors are of the view that the Purchase Transactions will be beneficial to the Company and the Shareholders as a whole. In this regard, we concur with the Directors in this regard.

With reference to the Board Letter and as further advised by the Directors, in 2021, domestic and foreign coal prices have risen sharply, and maritime transportation capacity has been tight, and the Company’s coal purchase and transportation costs have increased significantly. At the same time, the demand for electricity nation-wide has grown rapidly, driving the power generation and coal consumption to increase significantly year-on-year. From July to September 2021, market coal prices continued to rise sharply and there was a growing shortage in its supply. In conjunction with the Company’s procurement needs and on the comprehensive assessment of the coal market conditions, the actual amount of the transaction for the purchase of fuel and transportation services under the Huaneng Group Framework Agreement is expected to far exceed the originally approved cap of RMB50 billion. Based on the coal market conditions and the need for the purchase of coal, in order to meet the Company’s daily operational needs and on conditions that the price given by Huaneng Group is better than the market price and the supply of coal can be secured, the Company shall increase the estimate of the cap of the continuing connected transactions with Huaneng Group for the “purchase of fuel and transportation services” in 2021.

LETTER FROM GRAM CAPITAL

The increased cap can enable the Company to continue to make full use of the advantages of Huaneng Group and its subsidiaries and associates (e.g. more favourable prices for purchases of fuel and transportation services offered by Huaneng Group and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, etc.) to provide the Company with bulk purchase of coal and transportation services at preferential prices, which is conducive to reducing the Company’s operating costs.

For our due diligence purpose, we obtained six copies of contracts/monthly coal confirmation letter in total for the purchase of coal between (i) the Group and an independent third party; and (ii) the Group and members of Huaneng Group. We noted from the aforesaid documents that for a similar period, the prices of coal offered by members of Huaneng Group were not higher than those offered by the independent third party.

In addition, we also obtained six contracts in total for the purchase of coal transportation services between (i) the Group and independent third parties; and (ii) the Group and members of Huaneng Group. We noted from the aforesaid documents that, for the contract covering similar period during 2021, the unit prices offered by the member of Huaneng Group were not higher than those offered by independent third party.

Upon our request, the Directors advised that (i) Huaneng Group and its subsidiaries/associates (a) supplied coal to the Group when required by the Group; and (b) delivered to the Group on time; and (ii) the amount of coal supplied by Huaneng Group was the same as the amount of coal required by the Group. Accordingly, we concur with the Directors that Huaneng Group and its subsidiaries/ associates are able to provide the Group with coal and transportation services in a timely and reliable manner.

As mentioned in the Board Letter, the Company has all along been striving to maintain a balance of supplier portfolio to minimize supplier concentration risk. Based on the above, the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates accounted for approximately 26.0%, 37.8% and 44.8% to the Group’s fuel cost for the three years ended 31 December 2020, respectively. Despite that the Group’s purchase of fuel and transportation services from Huaneng Group and its subsidiaries/ associates represented an increasing trend according to the aforesaid figures, having considered that (i) it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level; and Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner; and (ii) Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, we consider the Purchase Transactions to be fair and reasonable.

LETTER FROM GRAM CAPITAL

Having considered (i) the reason and benefit of the Purchase Transactions as mentioned above; and (ii) the actual amount of the transaction for the purchase of fuel and transportation services under the Huaneng Group Framework Agreement is expected to far exceed the originally approved cap of RMB50 billion, we are of the view that he Transaction is conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

2.	Principal terms of the Transaction

The principal terms (other than annual cap) as disclosed in the circular of the Company dated 7 December 2020 remain unchanged, a summary of which is set out below for Independent Shareholders’ reference.

Date of agreement

5 November 2020 (as supplemented by the Supplemental Agreement to Huaneng Group Framework Agreement on 28 September 2021)

Term

From 1 January 2021 to 31 December 2021

Subject matter

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of fuel and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of fuel supply or transportation services.

Pricing policy

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

LETTER FROM GRAM CAPITAL

With reference to the Board Letter, Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements (the “HN Framework Measures”), and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. Details of the HN Framework Measures is set out under the section headed “Measures to safeguard the interest of the Independent Shareholders” of the Board Letter. Having considered that (i) the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis; (ii) the Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation, we are of the view that the effective implementation of the HN Framework Measures can help to ensure fair pricing of the Purchase Transactions.

Revision of annual caps

Set out below are (i) historical amounts of the Purchase Transactions for the six months ended 30 June 2021 with existing annual caps for FY2021; and (iii) the revised annual cap for FY2021 (the “Revised Cap”):

For the year ending 31 December 2021
RMB’000
Existing annual caps	50,000,000
Historical amounts	29,100,000 (Note)

For the year ending 31 December 2021
RMB’000
Revised Cap	85,000,000

Note: the figure was for the six months ended 30 June 2021.

According to the above table, the utilisation rate of existing annual cap of the Purchase Transactions for FY2021 was approximately 58.2% based on the historical transaction amounts for 1H2021. The annualised amounts based on the historical transaction amounts for 1H2021 would exceed the existing annual cap for FY2021. The Revised Cap for FY2021 represents a substantial increase of approximately 70% to the existing annual cap for FY2021.

LETTER FROM GRAM CAPITAL

To assess the fairness and reasonableness of the Revised Cap for FY2021, we performed following analyses:

Upon our request, the Directors advised us that the increase from the existing annual cap for FY2021 to the Revised Cap to was mainly due to (i) the substantial increase in coal price (i.e. the part of RMB17.5 billion, please refer to sub-section headed “Coal price” below); and (ii) the proposed increase in coal volume to be purchased by the Group (i.e. the part of RMB17.5 billion, please refer to sub-section headed “Proposed increase in coal volume”).

Coal price

The Directors expected that there will be an increase of 35% of the existing annual cap for FY2021 due to the substantial increase in coal price.

For due diligence purpose, we reviewed (i) the comprehensive average Bohai-Rim Thermal Coal (Q5500K) Price Index (CCI5500) for 2020 and 2021 (till the date of Supplemental Agreement to Huaneng Group Framework Agreement) and noticed that the average of the comprehensive average Bohai-Rim Thermal Coal (Q5500K) Price Index (CCI5500) for 2020 amounted to approximately RMB552/tonne while that for 2021 (till the date of Supplemental Agreement to Huaneng Group Framework Agreement) amounted to approximately RMB686/tonne, representing an increase of approximately 24.2%; and (ii) CCTD Qinhuangdao Thermal Coal Spot Trading Price (Q5500K) for 2020 and 2021 (till the date of Supplemental Agreement to Huaneng Group Framework Agreement) and noticed that the average spot trading price for 2020 amounted to approximately RMB574/tonne while that for 2021 (till the date of Supplemental Agreement to Huaneng Group Framework Agreement) amounted to approximately RMB813/tonne, representing an increase of approximately 41.6%; and (iii) CCTD Qinhuangdao Thermal Coal Comprehensive Trading Price (Q5500K) for 2020 and 2021 (till the date of Supplemental Agreement to Huaneng Group Framework Agreement) and noticed that the average price for 2020 amounted to approximately RMB558/tonne while that for 2021 (till the date of Supplemental Agreement to Huaneng Group Framework Agreement) amounted to approximately RMB727/tonne representing an increase of approximately 30.3%.

In view of the above, the average coal price for 2021 represents a substantial increase as compared to that for 2020. Therefore, we consider the estimated increase of 35% (which is close to the average increase of the above mentioned indices) of the existing annual cap for FY2021 to be justifiable.

Proposed increase in coal volume

Upon our request, the Directors advised us that the estimated amount of coal to be purchased due to the proposed increase in coal volume was calculated based on the proposed increase in coal volume and estimated purchase price of coal.

The proposed increase in coal volume represented around 22% to the estimated purchase amount of coal for FY2021 when determining the existing annual cap for FY2021.

LETTER FROM GRAM CAPITAL

As stated in the Company’s interim report for 1H2021, the increase in the Company’s electricity sold was mainly attributable to: the rapid growth in the demand for power in the whole society, which has driven the generation-side electricity consumption to increase significantly year-on-year. Among the Company’s 26 regions, 22 regions have achieved positive year-on-year growth in power generation. Among them, 10 regions including Guangdong, Chongqing, Fujian, Zhejiang, Jiangsu, and Shanghai have achieved growth rates of more than 20%. The Company’s total electricity sold by power plants within China on consolidated basis amounted to 207.926 billion kWh for 1H2021 (representing an increase of 20.80% over the same period last year), among which, the total electricity sold by coal-fired power plants within China on consolidated basis represented an increase of approximately 17.6% as compared to that for the corresponding period in 2020. In addition, the Company’s cumulative coal consumption for power supply was 288.47 g/kWh for 1H2021, 291.08 g/kWh for FY2020, which remained stable.

Having considered that (i) the total electricity sold by coal-fired power plants within China on consolidated basis for 1H2021 represented an increase of approximately 17.6% as compared to that for the corresponding period in 2020; and (ii) the coal consumption for power supply remains stable, we consider the proposed increase in coal volume (which referred to the increase in total electricity sold by coal-fired power plants within China on consolidated basis and coal consumption for power supply; and the proposed increase in coal volume of 22% was close to the aforesaid increase of 17.6%) to be justifiable.

In addition, we noted that the average CCTD Qinhuangdao Thermal Coal Comprehensive Trading Price (Q5500K) (Q5000K) (Q4500K) were approximately RMB982/ tonne, RMB889/tonne and RMB782/ton respectively from the end of August 2021 to the date of Supplemental Agreement to Huaneng Group Framework Agreement. The Directors further advised us the anticipated calorific value of the coal to be purchased by the Group. As the estimated purchase price of coal (after adjustment of calorific value conversion) is in line with the aforesaid figure, we consider the estimated purchase price of coal to be acceptable.

Based on the above factors, we consider the estimated amount of coal to be purchased due to the proposed increase in coal volume to be justifiable.

Having considered that the increase from the existing annual cap for FY2021 to the Revised Cap was mainly due to (i) the substantial increase in coal price; and (ii) the proposed increase in coal volume to be purchased by the Group, both of which are justifiable as per our analyses above, we are of the view that the Revised Cap to be fair and reasonable.

Shareholders should note that as the Revised Cap is relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2021, and they do not represent forecasts of cost to be incurred from the Purchase Transactions. Consequently, we express no opinion as to how closely the actual amount to be incurred from the Purchase Transactions will correspond with the Revised Cap.

In light of the above, we consider that the terms of the Transaction (including the Revised Cap) are on normal commercial terms and are fair and reasonable.

LETTER FROM GRAM CAPITAL

Hong Kong Listing Rules implication

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the maximum values of the Purchase Transactions must be restricted by the annual caps for the period concerned under the Huaneng Group Framework Agreement; (ii) the terms of the Purchase Transactions must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Purchase Transactions must be included in the Company’s subsequent published annual reports.

Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Purchase Transactions (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded the annual caps.

In the event that the maximum amounts of the Purchase Transactions are anticipated to exceed the annual caps, or that there is any proposed material amendment to the terms of the Purchase Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

With the stipulation of the above requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Purchase Transactions and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into account that above factors and reasons, we are of the opinion that (i) the Transaction is conducted in the ordinary and usual course of business of the Group and is in the interests of the Company and the Shareholders as a whole; and (ii) the terms of the Transaction are on normal commercial terms and are fair and reasonable. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant ordinary resolution to be proposed at the EGM to approve the Transaction and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of Gram Capital Limited Graham Lam
Managing Director

Note:	Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 25 years of experience in investment banking industry.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” to be notified to the Company and the Stock Exchange.

APPENDIX	GENERAL INFORMATION

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held (share)		Capacity	Approximate percentage of shareholding in the Company’s total issued share capital		Approximate percentage of shareholding in the Company’s total issued domestic shares		Approximate Percentage of shareholding in the Company’s total issued H Shares
Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118	(L)	Beneficial owner	32.28	%(L)	46.07	%(L)	–
China Huaneng Group Co., Ltd. (Note 3)	Domestic shares	1,616,318,748	(L)	Beneficial owner	10.29	%(L)	14.69	%(L)	–
China Huaneng Group Co., Ltd. (Note 4)	H Shares	603,596,000	(L)	Beneficial owner	3.84	%(L)	–		12.84	%(L)
Luo Yi 駱奕 (Note 5)	H Shares	31,574,000	(L)	Interest of controlled corporation	0.20	%(L)	–		0.67	%(L)
		611,044,000	(L)	Interest of spouse	3.89	%(L)	–		12.99	%(L)
Qiu Guogen 裘國根 (Note 5)	H Shares	611,044,000	(L)	Interest of controlled corporation	3.89	%(L)	–		12.99	%(L)
		31,574,000	(L)	Interest of spouse	0.20	%(L)	–		0.67	%(L)

Note:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 75% direct interests and 25% indirect interests in HIPDC.

(3)	Of the 1,616,318,748 domestic shares, Huaneng Group. through its controlling subsidiary, Huaneng Finance held 61,194,199 domestic shares.

(4)	Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, Hua Neng Group HK, and 131,596,000 H shares through its indirect wholly-owned subsidiary, Huaneng Treasury.

(5)	Long position of 611,044,000 H shares were held through various corporations by 重陽集團有限公司 Chongyang Group Co., Ltd., which was ultimately owned by Qiu Guogen.

Save as disclosed above, the Company is not aware of any other person (other than the Directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no Director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Huang Jian is a Director of Huaneng Group;

(ii)	Mr. Wang Kui is the Deputy Chief Economist and the Chief of the Planning and Development Department of Huaneng Group;

(iii)	Mr. Lu Fei is the Deputy Chief Economist of Huaneng Group;

(iv)	Mr. Teng Yu is the Deputy Chief Accountant of Huaneng Group;

Supervisors

(v)	Mr. Li Shuqing is the chairman and secretary of Communist Party Committee of HIPDC and the Deputy Chief Engineer of Huaneng Group; and

(vi)	Mr. Xia Aidong is the Director of the Audit Department of Huaneng Group

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2020, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

APPENDIX	GENERAL INFORMATION

5.	EXPERT’S QUALIFICATION AND CONSENTS

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, reports or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Gram Capital Limited	a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO

As at the Latest Practicable Date, Gram Capital has given and has not withdrawn consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

To the best knowledge, information and belief of the Directors, as at the Latest Practicable Date, the above-mentioned expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, each of the above mentioned experts did not have any direct or indirect interest in any assets which had since 31 December 2020 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which had since 31 December 2020 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

APPENDIX	GENERAL INFORMATION

8.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders).

9.	MISCELLANEOUS

(a)	Mr. Huang Chaoquan is the Company Secretary and Board Secretary of the Company.

(b)	The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS ON DISPLAY

A copy of the following documents are published on the Hong Hong Stock Exchange’s website and the Company’s own website for a period of 14 days from the date of this circular:

(a)	Huaneng Group Framework Agreement; and

(b)	Supplemental Agreement to Huaneng Group Framework Agreement.